Filed by Art Technology Group, Inc. pursuant to Rule 425 under the Securities
      Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the
                                     Securities Exchange Act of 1934, as amended



                             Subject Company: Primus Knowledge Solutions, Inc.
                                                 Commission File No. 000-26273



Art Technology Group, Inc. has posted on its website a letter from its president and chief executive officer that includes information about its proposed acquisition of Primus Knowledge Solutions, Inc. The letter is attached as
Exhibit 99.1 and incorporated herein by reference.

ATG has filed a registration statement on Form S-4 in connection with the transaction, and ATG and Primus intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ATG and Primus are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ATG, Primus and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from ATG or Primus. Each of ATG and Primus also files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ATG and Primus with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from ATG or Primus.
The executive officers and directors of each of ATG and Primus may be deemed to be participants in the solicitation of proxies from the stockholders of Primus and ATG in favor of the Merger. A description of the interests of ATG's executive officers and directors in ATG is set forth in the proxy statement for ATG's 2004 Annual Meeting of Stockholders, which was filed with the SEC. A description of the interests of Primus's executive officers and directors in Primus is set forth in the proxy statement for Primus's 2004 Annual Meeting of Stockholders, which was filed with the SEC. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of ATG's and Primus' executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC when it becomes available.